MORGAN STANLEY CALIFORNIA TAX-FREE DAILY INCOME TRUST

1221 Avenue of the Americas

New York, NY 10020

April 26, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:               Larry Greene, Division of Investment Management

Re:                             Morgan Stanley California Tax-Free Daily Income Trust

(File Nos. 33-21803 and 811-5554)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for Morgan Stanley California Tax-Free Daily Income Trust (the “Fund”) filed with the Securities and Exchange Commission on February 23, 2007.  Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Post-Effective Amendment No. 22 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about April 26, 2007.

GENERAL COMMENTS TO FORM N-1A

Comment 1.	Please file a response letter to these comments via EDGAR, including the “Tandy” provision.

Response 1. This response letter addressing the Staff’s comments has been filed via EDGAR correspondence, including the “Tandy” provision, separate from the corresponding Post-Effective Amendment.

Comment 2.	Please indicate whether the Fund is current with its 40-17G filings.

Response 2. The Fund is current with such filings.

COMMENTS TO THE PROSPECTUS

Comment 3.

In the “Principal Investment Strategies” section, please confirm that the font size of the captions in the sidebar meet the minimum size requirements as set forth in the Commission’s “plain English” rules.

Response 3. The font size of the referenced captions meet the minimum size requirements

Comment 4.	In the “Fees and Expenses” section of the prospectus, consider moving the footnotes to after the Example.

Response 4.   We respectfully acknowledge the comment, but believe the current placement of the footnotes is appropriate.  We believe that to move the footnotes to below the Example would diminish the impact of the information and could result in a shareholder being unable to locate the footnotes.

Comment 5.	Does the investment adviser have the ability to recoup any fees that it waived or reimbursed in subsequent years?

Response 5. The investment adviser does not have the ability to recoup any fees that are waived or reimbursed in subsequent years.

COMMENTS TO THE SAI

Comment 6.

With regard to non-fundamental investment restriction number 2, add appropriate disclosure to the fee table in the prospectus if the Fund invested in other investment companies during the last fiscal year.

Response 6. The Fund did not invest in other investment companies during the prior fiscal year that would require disclosure in the fee table.

As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

•                  the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 762-6810.  Thank you.

Sincerely,

/s/ Eric Griffith

Eric Griffith